

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 12, 2013

Jonathan H. Short, Esq.
Andrew J. Surdykowski, Esq.
IntercontinentalExchange Group, Inc.
2100 RiverEdge Parkway
Suite 500
Atlanta, GA 30328

> **Re:**   **IntercontinentalExchange Group, Inc.**
> **Amended Registration Statement on Form S-4**
> **Filed April 9, 2013**
> **File No. 333-187402**

Dear Messrs. Short and Surdykowski:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

NYSE Euronext Unaudited Prospective Financial Information, page 113
ICE Unaudited Prospective Financial Information, page 115

1.   We note the disclosure indicating that the management of NYSE and ICE believed the assumptions and estimates underlying the disclosed projected financial information provided to the financial advisors were reasonable at the time provided. Please confirm to us your understanding that to the extent either management team no longer believes that the assumptions and estimates underlying these projections are reasonable, the registration statement must be updated appropriately prior to effectiveness.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jennifer Monick at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3852.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: John Evangelakos
        Sullivan & Cromwell LLP

        David Karp
        Wachtell, Lipton, Rosen & Katz